Exhibit 99.1

Universe Pharmaceuticals INC Announces Effective Date of Dual-Class Share Structure

Ji'an, Jiangxi, China, Feb. 11, 2026 (GLOBE NEWSWIRE) -- Universe Pharmaceuticals INC (NASDAQ: UPC) (“Universe Pharmaceuticals” or the “Company”), a pharmaceutical producer and distributor in China, today announced that all conditions to the implementation of its dual-class share structure have been satisfied and that its dual-class share structure will become effective on the Nasdaq Capital Market on February 13, 2026.

In connection with the implementation of its dual-class share structure, the Company amended and restated its memorandum and articles of association and the Company’s authorized share capital was changed to US$20,000 divided into 1,800,000,000 class A ordinary shares of par value US$0.00001 each (the “Class A Ordinary Shares”) and 200,000,000 class B ordinary shares of par value US$0.00001 each.

The Company anticipates that beginning with the opening of trading on February 13, 2026, the Class A Ordinary Shares will trade on the Nasdaq Capital Market under the same symbol “UPC” and the same CUSIP number G9442G 138.

About Universe Pharmaceuticals INC

Universe Pharmaceuticals INC, headquartered in Ji’an, Jiangxi, China, is a pharmaceutical producer and distributor in China. The Company specializes in the manufacturing, marketing, sales and distribution of traditional Chinese medicine derivatives products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. The Company also distributes and sells biomedical drugs, medical instruments, Traditional Chinese Medicine Pieces, and dietary supplements manufactured by third-party pharmaceutical companies. Currently, the Company’s products are sold in 30 provinces of China. For more information, visit the company’s website at http://www.universe-pharmacy.com/.

Forward-Looking Statements

This press release contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except to the extent required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Ms. Lin Yang

Chief Financial Officer of Universe Pharmaceuticals INC

lin.yang@universe-pharmacy.com